

December 16, 2010

Mr. Jon-Marc Garcia
Chief Executive Officer
DMH International, Inc.
111 Ramble Lane # 105
Austin, TX 78745

> **RE: DMH International, Inc.**
> **Registration Statement on Form S-1, Amendment 1**
> **File No. 333-169887**
> **Filed November 29, 2010**

Dear Mr. Garcia:

We have reviewed amendment one to your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Risk Factors, page 7

1. We note your response to prior comment eight. You state that your operations will have to generate "at least $150,000 in revenue before the Promissory Note becomes due." Please revise to reconcile this statement with disclosure indicating that the note is "due on demand."

Directors, Executive Officers, Promoters and Control Persons, page 26

2. We have reviewed the disclosure you have provided in response to prior comment number 23. Please expand to include discussion of specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director. See Item 401(e) of Regulation S-K. Also, provide the dates of employment at the Austin Community College.

Financial Statements

Note 3 Acquisition of Dale Mas Inc., page F-7

3. Please expand your footnotes to include the second and third paragraphs of your response to comment 31 of our letter dated November 8, 2010.

4. We note the disclosure on pages 5, 17 and F-4 where you characterize the acquisition of Dale Mas, Inc. (Dale Mas) as a recapitalization transaction wherein DMH International, Inc. (DMH) was considered the acquirer for accounting and financial reporting purposes. Please revise to characterize the acquisition consistently throughout your filing as a transaction of entities under common control.

5. We note your response to comment 32 of our letter dated November 8, 2010. Please tell us the date when Dale Mas. was incorporated. To the extent it was incorporated prior to June 7, 2010, please revise your consolidated financial statements to combine Dale Mas, and DMH for all periods required to be presented under Article 8 of Regulation S-X as if the combination had been in effect since inception of the earlier of the inception of Dale Mas or DMH. Such presentation would result in the cash proceeds received from Dale Mas's issuance of a promissory note to be reflected as a financing activity in your statement of cash flows on page F-3 rather than an investing activity of cash received from acquisition. Please revise your financial statements accordingly.

Exhibits

6. We have reviewed your response to comment number 35 of our previous letter. On page six, you reference subscriptions that you will receive and accept. With a view to disclosure, advise us if you will be using subscriptions. If yes, please file a form of subscription agreement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Raquel Howard at (202) 551-3291 or Ryan Milne at (202) 551-3688 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Susann Reilly at (202) 551-3236 or Jim Lopez at (202) 551-3536.

Sincerely,

John Reynolds
Assistant Director
Office of Beverages, Apparel
and Health Care Services

cc: Carrillo Huettel LLP
Via facsimile: (619) 399-0120